United States
               Securities and Exchange Commission
                    Washington, D.C.  20549

                         SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934

                        AMENDMENT NO. 1

                       RESPONSE USA, INC.
                     ----------------------
                        (Name of Issuer)

            Common Stock, Par Value $.008 Per Share
       ------------------------------------------------------
                 (Title of Class of Securities)

                          761235 50 6
                     ----------------------
                         (CUSIP Number)

                       Richard D. Terrill
Executive Vice President, General Counsel and Corporate Secretary
                    Western Resources, Inc.
                    818 South Kansas Avenue
                      Topeka, Kansas 66612
                         (785)575-6322

- ------------------------------------------------------------------------------
                           ---------
  (Name, Address, and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                       September 14, 1999
- --------------------------------------------------------------------------
    (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP NO. 761235 50 6


1.    NAME OF REPORTING PERSON                        Western Resources, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.               48-0290150

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF        (A)  |_|
     A GROUP                                         (B)  |  |

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                                  n/a

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       |_|

6.    CITIZENSHIP OR PLACE OF ORGANIZATION             State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

     7.  SOLE VOTING POWER                             0

     8.  SHARED VOTING POWER                           758,542

     9.  SOLE DISPOSITIVE POWER                        0

     10.  SHARED DISPOSITIVE POWER                     758,542

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                             758,542

12.   CHECK BOX IS THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                      |_|

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                          9.41%

14.   TYPE OF REPORTING PERSON                          CO
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
CUSIP NO. 761235 50 6


1.    NAME OF REPORTING PERSON                        Westar Capital, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.               48-1092416

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF        (A)  |_|
     A GROUP                                         (B)  |  |

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                                  n/a

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       |_|

6.    CITIZENSHIP OR PLACE OF ORGANIZATION             State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

     7.  SOLE VOTING POWER                            0

     8.  SHARED VOTING POWER                          758,542

     9.  SOLE DISPOSITIVE POWER                       0

     10. SHARED DISPOSITIVE POWER                     758,542

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                            758,542

12.   CHECK BOX IS THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                     |_|

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                         9.41%

14.   TYPE OF REPORTING PERSON                         CO

CUSIP NO. 761235 50 6


1.  NAME OF REPORTING PERSON                    Protection One, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.         93-1063818

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF    (A)  |_|
     A GROUP                                   (B)  |  |

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                             n/a

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION         State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

     7.  SOLE VOTING POWER                      0

     8.  SHARED VOTING POWER                    758,542

     9.  SOLE DISPOSITIVE POWER                 0

     10. SHARED DISPOSITIVE POWER               758,542

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                      758,542

12.  CHECK BOX IS THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES               |_|

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                   9.41%

14. TYPE OF REPORTING PERSON                     CO

CUSIP NO. 761235 50 6


1.  NAME OF REPORTING PERSON                    Protection One Investments,
                                                Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.         95-471-6134

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF    (A) |_|
     A GROUP                                   (B) |  |

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                             n/a

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION         State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

     7.  SOLE VOTING POWER                      0

     8.  SHARED VOTING POWER                    758,542

     9.  SOLE DISPOSITIVE POWER                 0

     10. SHARED DISPOSITIVE POWER               758,542

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                      758,542

12. CHECK BOX IS THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES               |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                    9.41%

14.  TYPE OF REPORTING PERSON                     CO

Item 1.           Security and Issuer.

This statement on Schedule 13D ("Statement") relates to the Common Stock par value $.008 per share ("Common Stock"), of Response USA, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the issuer are located at 11-H Princess Road, Lawrenceville, New Jersey 08648.

Item 2.           Identity and Background.

This statement is filed on behalf of Protection One Investments, Inc., a Delaware corporation, Protection One, Inc., a Delaware corporation, Westar Capital, Inc., a Kansas corporation, and Western Resources, Inc., a Kansas corporation (collectively referred to herein as the "Reporting Persons"). The Reporting Persons are affiliated companies and have entered into a Joint Filing Agreement which is attached hereto as Exhibit A.

Protection One Investments, Inc., the entity which holds the shares of Issuer, is engaged in the business of holding investments. It acquired the shares from an affiliated company, Westar Security, Inc., on December 7, 1998. Protection One Investments, Inc. is a wholly owned subsidiary of Protection One, Inc. Westar Security was an indirect wholly owned subsidiary of Protection One, Inc. which merged into another wholly owned subsidiary of Protection One, Inc. The principal executive offices of Protection One Investments, Inc. are located at 600 Corporate Pointe, 12th Floor, Culver City, California 90230.

Protection One, Inc. is a holding company engaged through its direct and indirect wholly owned subsidiaries in the business of providing security alarm monitoring services and the sale, installation, and servicing of security alarm systems for residential and business subscribers. More than 80% of the voting stock of Protection One, Inc. is held by Westar Capital, Inc. The principal executive offices of Protection One, Inc. are located 600 Corporate Pointe, 12th Floor, Culver City, California 90230.

Westar Capital, Inc. is a holding company that has investments in the energy-related and monitored security industries, and is a wholly owned subsidiary of Western Resources, Inc. The principal executive offices of Westar Capital, Inc. are located at 818 South Kansas Avenue, Topeka, Kansas 66612.

Western Resources, Inc. is engaged in the production, purchase, transmission, distribution and sale of electricity, and, through its direct and indirect subsidiaries and investments, the delivery and sale of natural gas, energy-related products, and the provision of electronically monitored security services. The principal executive offices of Western Resources, Inc. are located at 818 South Kansas Avenue, Topeka, Kansas 66612.

Each director and each executive officer of each of the Reporting Persons is, to the knowledge of the Reporting Persons, a citizen of the United States of America. The name, business address, present principal occupation or employment (including the name and principal business address of any corporation or other organization in which such employment is conducted) of each director and executive officer of each of the Reporting Persons are set forth in Exhibit B to this Amendment No. 1 to Schedule 13D, and which is incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of their respective directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Reporting Persons or such director or executive officer was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.           Purpose of Transaction.

The Reporting Persons sold 180,000 shares of Common Stock of Issuer between the period of August 23, 1999 and September 14, 1999.

Item 5.           Interest in Securities of Issuer.

Based upon the Issuer's quarterly report for its fiscal quarter ended March 31, 1999 filed on Form 10-Q with the Securities and Exchange Commission on May 17, 1999, the Issuer had a total of 8,057,985 (eight million fifty seven thousand nine hundred eighty five) shares of Common Stock outstanding as of May 12,1999. As a result of the disposition of stock by the Reporting Persons between August 23, 1999 and September 14, 1999, the Reporting Persons beneficially own 758,542 (seven hundred fifty eight thousand five hundred forty two) shares, constituting 9.41% of the Issuer's total outstanding Common Stock. The Reporting Persons have shared power to vote and shared power to dispose of the 758,542 shares of Common Stock.

Shares of Common Stock disposed of in the past sixty days are listed below:

     Shares Sold        Price Per Share              Date of Sale
          1,900               $1.125                    08/23/99
          7,000               $1.125                    08/24/99
            600               $1.125                    08/26/99
         10,500               $1.125                    08/31/99
         60,000               $1.000                    09/08/99
         70,000               $1.0094                   09/13/99
         30,000               $1.001                    09/14/99

Except as set forth in this Statement, neither the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any executive officer or director of the Reporting Persons beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts exist with respect to the securities of the Issuer.

Item 7.        Materials to be Filed as Exhibits.

Exhibit A:     Joint Filing Agreement dated September 29, 1999 among
Protection One, Investments, Inc., Protection One, Inc., Westar Capital, Inc., and Western Resources, Inc.

Exhibit B:     List of Executive Officers and Directors of the Reporting
Persons.

                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    WESTERN RESOURCES, INC.


                                    By:   /s/ Richard D. Terrill
                                    Richard D. Terrill
                                    Executive Vice President, General Counsel
                                    and Corporate Secretary


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    WESTAR CAPITAL, INC.


                                    By:   /s/ Cynthia S. Couch
                                    Cynthia S. Couch
                                    Secretary and Treasurer


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PROTECTION ONE, INC.


                                    By:   /s/ Anthony D. Somma
                                    Anthony D. Somma
                                    Chief Financial Officer, Secretary and
                                    Treasurer


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PROTECTION ONE INVESTMENTS, INC.


                                    By:    /s/ Anthony D. Somma
                                    Anthony D. Somma
                                    Secretary and Treasurer


Dated:       September 29, 1999

                           EXHIBIT A

                     Joint Filing Agreement

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, par value $.008 per share, of Response USA, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 29th day of September, 1999.


WESTERN RESOURCES, INC.



By:   /s/ Richard D. Terrill                    Date:  September 29, 1999
Richard D. Terrill
Executive Vice President, General Counsel and
Corporate Secretary


WESTAR CAPITAL, INC.



By:    /s/ Cynthia S. Couch                     Date:  September 29, 1999
Cynthia S. Couch
Secretary and Treasurer

PROTECTION ONE, INC.



By:    /s/ Anthony D. Somma                     Date:  September 29, 1999
Anthony D. Somma
Chief Financial Officer, Secretary and Treasurer


PROTECTION ONE INVESTMENTS, INC.



By:     /s/ Anthony D. Somma                    Date:  September 29, 1999
Anthony D. Somma
Secretary and Treasurer

                           EXHIBIT B
  Executive Officers and Directors of Western Resources, Inc.,
         Westar Capital, Inc., Protection One, Inc., and
                Protection One Investments, Inc.



WESTERN RESOURCES, INC. - EXECUTIVE OFFICERS:


David C. Wittig, Chairman of the Board, President and Chief Executive Officer, 818 South Kansas Avenue, Topeka, Kansas 66612

Thomas L. Grennan, Executive Vice President, Electric Operations, 818 South Kansas Avenue, Topeka, Kansas 66612

Carl M. Koupal, Jr., Executive Vice President, Chief Administrative Officer, 818 South Kansas Avenue, Topeka, Kansas 66612

Douglas T. Lake, Executive Vice President, Chief Strategic Officer, 818 South Kansas Avenue, Topeka, Kansas 66612

William B. Moore, Executive Vice President, Chief Financial Officer, 818 South Kansas Avenue, Topeka, Kansas 66612

Richard D. Terrill, Executive Vice President, General Counsel and Corporate Secretary, 818 South Kansas Avenue, Topeka, Kansas 66612


WESTERN RESOURCES, INC. - DIRECTORS:


David C. Wittig, Chairman of the Board, President and Chief Executive Officer, Western Resources, Inc., 818 South Kansas Avenue, Topeka, Kansas 66612

 Frank J. Becker, President, Becker Investments, Inc., 4840 West 15th, Suite 1011, Lawrence, Kansas 66049

Thomas R. Clevenger, 818 South Kansas Avenue, Topeka, Kansas 66612

John C. Dicus, Chairman of the Board and Chief Executive Officer, Capitol Federal Savings Bank MHC, 700 South Kansas Avenue, Topeka, Kansas 66603

David H. Hughes, 818 South Kansas Avenue, Topeka, Kansas 66612

Russell W. Meyer, Chairman and Chief Executive Officer, Cessna Aircraft Company, One Cessna Blvd., Wichita, Kansas 67215

Jane Dresner Sadaka, 818 South Kansas Avenue, Topeka, Kansas 66612

Louis W. Smith, President and Chief Financial Officer, Ewing Marion Kauffmann Foundation, 4900 Oak, Kansas City, Missouri 64112

WESTAR CAPITAL, INC. - EXECUTIVE OFFICERS:

Leroy P. Wages, President and Chief Executive Officer, 818 South Kansas Avenue, Topeka, Kansas 66612

Cynthia S. Couch, Secretary and Treasurer, 818 South Kansas Avenue, Topeka, Kansas 66612


WESTAR CAPITAL, INC. - DIRECTORS:

Carl M. Koupal, Jr., Executive Vice President, Chief Administrative Officer, Western Resources, Inc., 818 South Kansas Avenue, Topeka, Kansas 66612

Douglas T. Lake, Executive Vice President, Chief Strategic Officer, Western Resources, Inc., 818 South Kansas Avenue, Topeka, Kansas 66612

Leroy P. Wages, Controller, Western Resources, Inc., 818 South Kansas Avenue, Topeka, Kansas 66612


PROTECTION ONE, INC. - EXECUTIVE OFFICERS:

John E. Mack, III, Chief Executive Officer, 600 Corporate Pointe, 12th Floor, Culver City, California 90230.

Annette M. Beck, President and Chief Operating Officer, 818 South Kansas Avenue, Topeka, Kansas 66612

Anthony D. Somma, Chief Financial Officer, Secretary and Treasurer, 818 South Kansas Avenue, Topeka, Kansas 66612


PROTECTION ONE, INC. - DIRECTORS:

Charles Q. Chandler, IV, President and Director, Intrust Financial Corporation, 105 N. Main Street, Wichita, KS 67202

Howard A. Christensen, President and Chief Executive Officer, Christensen & Associates, One McCormick Place, 9735 N. 90th Place, Suite 200, Scottsdale, AZ 85258-5061

Maria de Lourdes Duke, President, Fundacion Amistad and Senior Vice President, The Harbor for Boys and Girls, 1 East 104th Street, New York, NY 10029-4495

Ben M. Enis, 600 Corporate Pointe, 12th Floor, Culver City, California 90230

Carl M. Koupal, Jr., Executive Vice President, Chief Administrative Officer, Western Resources, Inc., 818 South Kansas Avenue, Topeka, Kansas 66612

Douglas T. Lake, Executive Vice President, Chief Strategic Officer, Western Resources, Inc., 818 South Kansas Avenue, Topeka, Kansas 66612

John E. Mack, III, Chief Executive Officer, Protection One, Inc., 600 Corporate Pointe, 12th Floor, Culver City, California 90230

John C. Nettels, Jr., Partner, Morrison & Hecker, L.L.P., 150 N. Main Street, Suite 600, Wichita, Kansas 67202-1320

Anthony D. Somma, Chief Financial Officer, Secretary and Treasurer, Protection One, Inc., 818 South Kansas Avenue, Topeka, Kansas 66612

James Q. Wilson, 600 Corporate Pointe, 12th Floor, Culver City, California
90230


PROTECTION ONE INVESTMENTS, INC. - EXECUTIVE OFFICERS:


John E. Mack, III, President, 600 Corporate Pointe, 12th Floor, Culver City, California 90230.

Annette M. Beck, Vice President, 818 South Kansas Avenue, Topeka, Kansas 66612

Anthony D. Somma, Secretary and Treasurer, 818 South Kansas Avenue, Topeka, Kansas 66612


PROTECTION ONE INVESTMENTS, INC. - DIRECTORS:


Craig Liening, Senior Manager Corporate Strategy, Protection One, Inc., 818 South Kansas Avenue, Topeka, Kansas 66612

John E. Mack, III, Chief Executive Officer, Protection One, Inc., 600 Corporate Pointe, 12th Floor, Culver City, California 90230.

Anthony D. Somma, Chief Financial Officer, Secretary and Treasurer, Protection One Inc., 818 South Kansas Avenue, Topeka, Kansas 66612

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